Direct: +1.216.479.8610
dzagore@ssd.com
July 1, 2010
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F. St., N.E.
Washington, D.C. 20549
Re:	Re: Cascal N.V. — Schedule 14D-9 — amendment No. 1 to Schedule 14D-9; Filed June 1, 2010 -File No. 5-84491
Dear Ms. Duru:
This letter responds to comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in a letter dated June 3, 2010, concerning the Company’s Schedule 14D-9 and Amendment No.1 to Schedule 14D-9, each filed on June 1, 2009.
The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments in italics, as numbered in the Staff’s letter.
In responding to the Staff’s comments, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Schedule 14D-9
Reasons for the Board’s Recommendation
     1. Your disclosure references the Board of Directors’ commitment to pursuing alternative transactions, receipt of indications of interest after the commencement of the Offer, as well as the difficulty the company has in pursuing alternative transactions if the Offer is successful. Please revise

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your disclosure to clarify whether the indications of interest you have received are contingent on the Offer failing.
None of the indications of interest received by the Company was expressly contingent upon the Offer failing. The Company has amended its disclosure to state that it is no longer pursuing alternative transactions. The Company had received indications of interest with respect to both capital raising transactions and strategic combinations or transactions. The Company believes that, although not expressly conditioned upon the failure of the Offer, the strategic transactions became impossible to conclude because it appeared that Sembcorp would acquire a majority of the outstanding Shares and no fiduciary out was available to Biwater or BHL. The Company originally indicated in its Schedule 14D-9, “the Offer, if successful, could preclude Cascal from consummating an alternative transaction that could provide superior value to the Company’s stockholders.” The Company will further amend its disclosure, as appropriate, to the extent developing circumstances require.
     2. Please see our comment above. Please disclose the range of defensive actions the Company’s Board is considering and whether any potential third party indications of interests are contingent on the Company taking specified defensive steps to prevent the Offer’s success. Additionally, please disclose the basis for the Board’s belief that such alternatives are viable alternatives under applicable governing law and/or instruments of the Company.
No indication of interest has been expressly conditioned upon the Company taking any defensive action. The Company considered all manner of defensive actions, including judicial, regulatory, contractual and capital structure defenses. Since April 26, 2010 (the date of Sembcorp’s announcement of the Offer), the Company (i) instituted proceedings in the United States and The Netherlands in relation to the Offer to seek injunctive relief to protect the interests of its minority stockholders; (ii) initiated work on a defensive trust, a form of which has previously been validated by a Dutch court, that would hold Shares diluting the interests held by Biwater and/or Sembcorp to less than a majority; (iii) initiated and pursued discussion with new and existing equity investors regarding potential issuances of capital securities; (iv) initiated and pursued discussion relating to enterprise level transactions that would offer holders of Shares superior per share consideration to the Offer; and (v) initiated and pursued discussions with its largest stockholders regarding their intent to tender into the Offer. The Company was advised by U.S. and Dutch counsel regarding the legality of each alternative and would not knowingly pursue alternatives that were contrary to applicable law. The Company did not predict the likelihood of success of any such tactic in its Schedule 14D-9 because the Company believes that it would have been materially misleading to announce defensive tactics that it has not yet implemented. The Company has supplemented its Schedule 14D-9 to disclose that it has ceased all defensive actions.
     3. Please disclose the range of strategic alternatives the Board continues to explore, why the Board believes such alternatives could maximize stockholder value beyond the price being offered to shareholders in the current Offer, and the basis for any such belief.
The Company disclosed that it was in discussions “seeking a superior alternative to the Offer, which may include a business combination of the Company with third parties or other strategic or financial alternatives.” The Company would not enter into an alternative transaction that its Board did not determine, in its business judgment, provided stockholders superior short-term or long-term value, either

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by superior offer consideration for their Shares or otherwise. The Company believes that it would have been materially misleading to disclose the bases for conclusions relating to transactions that have not yet been entered into or consummated. The Company has disclosed that it has ceased all such discussions.
     4. Please disclose whether the Company’s financial advisor considered the indication of interest received by the third party after commencement of the Offer or any other indications of interests received in its review of the inadequacy of the offer consideration.
The Company’s financial advisor did not consider any potential alternative transactions or indications of interest in reviewing the adequacy of the Offer consideration. The Company’s Schedule 14D-9 did disclose the valuation metrics utilized by the financial advisor and its disclosure has been amended to clarify that no indication of interest transaction was considered.
     5. We note that Messrs. Magor and White recused themselves from voting on the recommendation. Please supplementally tell us whether Messrs. Magor and White were present at any other meetings of the Board in which alternative transactions were discussed and/or present when the Board discussed possible defensive actions it may take in response to the Sembcorp offer.
Messrs. Magor and White have been present at several meetings and/or have received agendas relating to meetings at which potential alternative transactions or defensive actions have been discussed. Messrs. Magor and White have sought advice from the Company’s Dutch counsel relating to the appropriateness of their presence and voting in such meetings under Dutch law or applicable Board rules. To the Company’s knowledge, Messrs. Magor and White have recused themselves in each case for which they were advised to do so.
     6. Your disclosure recommends shareholders register their shares in their own name in order to frustrate Sembcorp’s plan to deregister securities under Section 12 of the Exchange Act of 1934. Please revise to clarify for shareholders the steps and costs associated with such action. Also, please clarify there can be no assurance that any such action by shareholders would result in Cascal shareholders successfully preventing Sembcorp from effecting its deregistration plans.
The Company has amended its position statement to remove this recommendation as the result of developing circumstances.
     7. We note disclosure under this heading that outlines the potential conflict of interest that Messrs. Magor and White and Biwater and its affiliates may have in light of the Sembcorp offer. Please supplementally advise us of each meeting in which Messrs. Magor and White were present involving negotiations leading up to the Sembcorp offer. Tell us the role, if any, that Messrs. Magor and White played in the initiation of negotiations by or on behalf of Biwater and/or Sembcorp and in furtherance of negotiations. For example, supplementally advise us of whether Messrs. Magor and White determined the level of access Sembcorp was granted to the company and its management during November 2009 to March 2010 and if so, whether the level of access granted was typical or atypical.
The Company did not engage in any direct negotiation with Sembcorp relating to the Offer prior to announcement. The limits of the Company’s direct involvement with Sembcorp relating to the Offer were described in its Schedule 14D-9. On information and belief, the Company believes that Mr. Magor was

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one of the principal negotiators for Biwater with Sembcorp and that Mr. White was not significantly involved in such transaction negotiations. The Company established a committee of independent directors consisting of Messrs. Auster and Sonkin in November 2009 and Messrs. Auster, Sonkin and Biewinga beginning in February 2010 to review and determine the appropriate level of access for any and all potential bidders to the Company’s electronic data site, facilities and management. The Company understands that soon after re-initiating the marketing process for the Biwater Stake, on December 23, 2009, Sembcorp was granted exclusivity by Biwater and became the sole bidder for the Biwater Stake. After December 23, 2009, through requests delivered to the Company by Biwater, its counsel and HSBC, and subject to provisions of the NDA, Sembcorp received access to Company management, facilities and supplemental information uploaded to the Company’s electronic data site that was not afforded to any other bidder. The appropriate level of access was determined by the independent committee of the Board. Messrs. Magor and White did not control the level of access at any time between November 2009 and March 2010.
     8. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether consideration has been given to summarizing your discussions with Janney Montgomery Scott LLC in greater detail and attaching any written analyses or presentation materials used in issuing its advisory services to the Board. Refer to Item 8 of Schedule 14D-9 and Item 1011(b) of Regulation M-A.
Substantial consideration was given by the Board and its financial, strategic and legal advisors regarding whether to disclose the discussions and/or the analyses of Janney Montgomery Scott LLC in connection with rendering its inadequacy opinion. Counsel to the Company and counsel to Janney also reviewed precedential disclosure from other tender offer transactions in which inadequacy opinions were rendered. Ultimately, the Company determined not to include any additional description of the Janney analyses because it was only one factor considered by the Board and because, although Janney conducted various analyses, including a comparison of the financial performance of the Company and the prices and trading activity of the Shares with that of certain other public companies and their securities, a review of the financial terms (to the extent publicly available) of certain comparable acquisition transactions, a discounted cash flow analysis and a premiums paid analysis, Janney did not assign any weight to the various forms of valuation analysis and Janney did not express an opinion as to a range of fair value for the Shares.
If you have any additional questions or comments, please feel free to contact me directly at (216) 479-8610.

Sincerely, David A. Zagore
DAZ/mkh